Filed by LinnCo, LLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linn Energy, LLC

Commission File No.: 000-51719

NEWS RELEASE

LINN ENERGY ENTERS INTO A SETTLEMENT AGREEMENT WITH CERTAIN

SENIOR SECURED SECOND LIEN NOTEHOLDERS

HOUSTON, April 5, 2016 – LINN Energy, LLC (NASDAQ: LINE) (“LINN” or the “Company”) announced today that LINN has entered into a settlement agreement (the “Settlement Agreement”) with certain holders of the Company’s $1.0 billion of outstanding 12 percent Senior Secured Second Lien Notes due 2020 (the “Second Lien Notes”), which collectively hold more than two-thirds of the outstanding principal amount of the Second Lien Notes. Under the terms of the Settlement Agreement, the Company delivered the mortgages associated with the Second Lien Notes and is no longer in default under the Indenture governing the Second Lien Notes.

The Settlement Agreement provides that LINN and the Second Lien Note holders will commence good faith negotiations with each other regarding the terms of a potential comprehensive and consensual restructuring of the Company’s indebtedness, including a potential restructuring under a chapter 11 plan of reorganization. The Company expects to continue operations throughout this process. The Settlement Agreement has been filed on Form 8-K with the U.S. Securities and Exchange Commission.

Potential Tax Liabilities and Exchange Offer

As previously announced, LinnCo, LLC (“LinnCo”) has commenced an offer to exchange each outstanding unit of LINN for one LinnCo share (the “Exchange Offer”). The purpose of the Exchange Offer is to permit holders of LINN units to maintain their economic interest in LINN through LinnCo, an entity that is taxed as a corporation rather than a partnership, which may allow LINN unitholders to avoid future allocations of taxable income and loss, including cancellation of debt income, that could result from future debt restructurings or other strategic transactions by LINN. LinnCo believes that many LINN unitholders may benefit by participating in the Exchange Offer. However, because the tax situation of each LINN unitholder is unique, LinnCo recommends that each LINN unitholder consult with such unitholder’s own individual tax advisor to determine whether it is in such unitholder’s best interest to participate in the Exchange Offer.

Unitholders of LINE are required to pay taxes on their share of LINE’s taxable income, including their share of ordinary income and capital gain upon dispositions of properties by LINE or cancellation of debt, even if they do not receive any cash distributions from LINE. In 2015, debt restructuring resulted in approximately $1.7 billion of cancellation of debt income (“CODI”). If LINN were to restructure additional debt in 2016, this will result in additional CODI allocated to each outstanding LINE unit. CODI is not itself an additional tax due but is an amount that must be reported as ordinary income by the unitholder, potentially increasing such unitholder’s tax liabilities. The amount of any such tax liability resulting from allocations of CODI will vary depending on each unitholder’s individual tax circumstances.

LinnCo is a limited liability company that has elected to be treated as a corporation for United States federal income tax purposes. LinnCo’s federal taxable income is subject to a corporate level tax. A LinnCo shareholder is subject to income tax on taxable dividends received or on any gains from the holder’s sale of LinnCo shares. However, a LinnCo shareholder will not be required to include an allocated share of LinnCo’s income (including any cancellation of debt income), gains, losses, or deductions in computing the holder’s own taxable income.

LinnCo’s obligation to accept for exchange the LINN units validly tendered in the Exchange Offer is subject to the effectiveness of the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 22, 2016, of which the Prospectus is a part, and the lack of legal prohibitions.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell LINN units or any other securities. The Exchange Offer is being made only pursuant to the Prospectus and only in such jurisdictions as is permitted under applicable law.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the units, nor is it a substitute for the registration statement and the exchange offer materials that LinnCo has filed with the SEC. THE EXCHANGE OFFER MATERIALS (INCLUDING A PROSPECTUS, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) CONTAIN IMPORTANT INFORMATION. LINN UNITHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT LINN UNITHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR UNITS. The Prospectus, the related Letter of Transmittal and certain other exchange offer documents are available to all LINN unitholders at no expense to them. The exchange offer materials are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting LinnCo’s Investor Relations department at (281) 840-4193 or D.F. King & Co., Inc., the information agent for the Exchange Offer, at (877) 297-1738.

In addition to the Prospectus, the related Letter of Transmittal and certain other exchange offer documents, LinnCo and LINN file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by LinnCo and LINN at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. LinnCo’s and LINE’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements.” All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. These statements include, but are not limited to forward-looking statements about balance sheet management, and the expectations of plans, strategies, objectives and anticipated financial and operating results of the Company, including the Company’s production and capital expenditure levels and other guidance included in this press release. These statements are based on certain assumptions made by the Company based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks relating to financial performance and results, the significant amount of indebtedness under our credit facilities and senior notes, access to capital markets, availability of sufficient cash flow to execute our business plan, implementation of our expense reduction strategy, continued low or further declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, the ability to replace reserves and efficiently develop current reserves, the regulatory environment, and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. See “Risk Factors” in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other public filings.

Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts:	LINN Energy, LLC and LinnCo, LLC

Investors and Media:

Clay Jeansonne, Vice President – Investor and Public Relations
(281) 840-4193

Sarah Nordin, Public Relations and Media
(713) 904-6605